ENTREMED, INC.
9640 MEDICAL CENTER DRIVE
ROCKVILLE, MD 20850
VIA EDGAR
December 14, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: EntreMed, Inc. Form 10-K for the fiscal period ended December 31, 2006 Filed March 15, 2007 File No. 0-20713
Dear Mr. Rosenberg:
We are writing to address the Staff’s verbal comment offered on November 29, 2007 after the Staff’s review of our response to the August 31, 2007 letter (the “Comment Letter”). We have provided below a response to the verbal comment.
Comment:
We acknowledge your response to our previous comment two. Please explain to us your anticipated accounting if the fair value of the warrants in question, or the resulting charge to earnings becomes material before the warrants expire in April 2008.
Response:
At September 30, 2007, the value of the warrants was $0 and the warrants expire in April 2008. Although we believe it is highly unlikely that the fair value of the warrants would become material in the future, we will evaluate the impact of changes in value using the guidance in SAB 99, Materiality. We would determine the impact using the guidance in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock. Accordingly, we would report material changes in fair value in the proper period as a charge to earnings and would reflect the liability on our balance sheet.
As requested in the Comment Letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comment do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at 240-864-2651 if you have any questions or would like additional information regarding this matter.
Sincerely,
/s/ Dane Saglio
Dane Saglio
Chief Financial Officer